FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                            For   August 21, 2000
                                  August 14, 2000
                                  July 24, 2000
                                  July 11, 2000
                                  June 19, 2000
                                  June 05, 2000
                                  June 02, 2000
                                  May 11, 2000
                                  May 09, 2000


                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)




                              Suite 4, 9/F, Tower 1
                      China Hong Kong City, 33 Canton Road
                            TST, Kowloon, Hong Kong

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


          NAM TAI ELECTRONICS, INC. POSTS RECORD SALES IN JULY

VANCOUVER, CANADA August 21, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that in July it achieved a new all time monthly sales record of $20.6 million a 63% increase over sales of $12.6 million for July 1999. July is typically the strongest month within the third quarter due to the seasonality impact of the back-to-school product categories.

By diversifying into new business areas, particularly advanced cellular phone LCD modules, Nam Tai has succeeded in achieving strong sales growth of 54% over the latest twelve months. This achievement is even more impressive considering that the company's production output has been materially constrained by the industry wide component shortage.

Higher component costs resulting from the industry wide component shortage and a shifting product mix have lowered the company's gross profit margins over the last year. To lessen the impact of the component shortage, Nam Tai has strengthened its procurement department and increased inventory of safety stock. Additionally, its research and development team is working with customers to design in new components that are more readily available. As a result of these measures the company expects to see some improvement in its gross profit margin going forward.

By diversifying into cellular phone LCD modules and rechargeable battery packs Nam Tai has gained significant sales growth at lower gross profit margin. The company's gross profit margin of 14.9% in the second quarter is still above the industry average and the company expects that the increased sales, even with lower gross profit margins, will translate into increased profits and earnings per share.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's website at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's expectations for small improvements in its gross profit margin and increased earnings are dependent upon many factors including component costs, competitive pressure, and currency fluctuations. Other factors that might cause differences in these and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


          NAM TAI ELECTRONICS, INC. Q2 SALES UP 20%, EPS $0.41 VS. $0.51

VANCOUVER, CANADA August 14, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced unaudited results for the second quarter ended June 30, 2000. Net sales for the second quarter of 2000 were a record $50.5 million, boosted by strong component assembly sales particularly for advanced cellular phone LCD modules utilizing the Chip on Glass process. This represents an increase of 20% compared to sales of $42.1 million for the second quarter of 1999. Operating income for the second quarter of 2000 decreased 29% to $2.6 million ($0.29 per share) compared to 1999 second quarter operating income of $3.6 million ($0.39 per share). Net income for the second quarter of 2000 decreased 23% to $3.6 million compared to $4.7 million in the second quarter of 1999. Basic and diluted earnings per share for the second quarter of 2000 were $0.41 and $0.40, versus $0.51 for both in the second quarter of 1999.

Net sales for the six months ended June 30, 2000 increased by 37% to $95.1 million from $69.2 million for the first six months of 1999. Operating income for the first six months of 2000 decreased 13% to $5.1 million ($0.57 per share) from $5.9 million ($0.62 per share) for the first six months of 1999. Net income for the six months of 2000 was $18.2 million, which includes other income of $11.4 million. This compares to net income of $7.5 million for the first six months of 1999. Basic and diluted earnings per share for the first six months of 2000 were $2.05 and $2.00 compared to $0.79 for both in the first six months of 1999.

The Company continues to maintain a strong financial position, ending the second quarter of 2000 with $7.53 of cash per share and approximately $15.17 of net book value per share, based on 8,873,323 shares outstanding as at June 30, 2000. The Company, as at June 30, 2000, had a cash to current liabilities ratio of 1.7:1, a current ratio of 3.3:1, a total assets to total liabilities ratio of 4.4:1, no long term debt, and approximately $66.8 million of cash and term deposits.

The Company's gross profit margin in the second quarter of 2000 was 14.9% versus 20.5% in the prior year period. The decline in the gross profit margin is attributed to a number of factors including increased material costs due to the industry wide component shortages, a shift in the sales mix towards advanced cellular phone LCD modules, start-up expenses for BPC Battery Ltd., and the sale of all of the remaining excess cordless phone inventory at below cost.

Selling, general and administrative expenses in the second quarter of 2000 decreased to 7.9% of sales versus 10.5% in the prior year period as the Company reduced total SG&A costs by $410,000 while supporting an additional 20% in sales.

DIVIDENDS

On July 21, 2000 the Company paid a quarterly dividend of $0.09 per share to shareholders of record on June 30, 2000. The record date for the third quarter dividend of $0.09 per share is September 30, 2000 and the payment date is October 21, 2000.

SECOND QUARTER RESULTS ANALYST CONFERENCE CALL

The Company will hold an analysts-only conference call today, Monday, August 14, 2000, at 10:30 a.m. Eastern Time for analysts to discuss the second quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing
(612)-332-0523 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilizes advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology. Further information is available from Nam Tai's web-site at www.namtai.com.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED  STATEMENTS  OF INCOME  (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
(In Thousands of US Dollars except share data)

                                                      Three months ended               Six months ended
                                                            June 30                         June 30
                                                     2000            1999            2000            1999
------------------------------------------------ -------------- ---------------  -------------- ---------------
Net sales                                        $     50,540   $     42,136     $     95,132   $     69,211
Cost of sales                                          43,024         33,513           80,743         54,618
                                                 -------------- ---------------  -------------- ---------------

Gross profit                                            7,516          8,623           14,389         14,593

Costs and expenses
  Selling, general and administrative expenses          3,993          4,403            7,583          7,666
  Research and development expenses                       949            589            1,723          1,067
                                                 -------------- ---------------  -------------- ---------------
                                                        4,942          4,992            9,306          8,733

                                                 -------------- ---------------  -------------- ---------------
Income from operations                                  2,574          3,631            5,083          5,860

Net gain (loss) on disposal of property,
  plant and equipment                                     (27)           302              313            302
Other income (loss) - net                                 230            (84)          11,432           (237)
Interest income                                         1,082            779            1,702          1,586
                                                 -------------- ---------------  -------------- ---------------

Income before income taxes                              3,859          4,628           18,530          7,511
Income tax expense                                       (227)          (205)            (324)          (280)
Minority interest                                          13              -               13              -
                                                 -------------- ---------------  -------------- ---------------
                                                        3,645          4,423           18,219          7,231
Share of results of associated company                    (31)           260              (31)           260
                                                 -------------- ---------------  -------------- ---------------

Net income                                       $      3,614   $      4,683     $     18,188   $      7,491
                                                 ============== ===============  ============== ===============

Net income per share
  Basic                                          $       0.41   $       0.51     $       2.05   $       0.79
                                                 ============== ===============  ============== ===============
  Diluted                                        $       0.40   $       0.51     $       2.00   $       0.79
                                                 ============== ===============  ============== ===============
Weighted average number of shares ('000')
   Basic                                                8,848          9,252            8,854          9,454
   Diluted                                              9,108          9,252            9,106          9,465



                                  Page 2 of 5


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 2000 AND DECEMBER 31, 1999
(In Thousands of U.S. Dollars)

                                                         Unaudited          Audited
                                                          June 30         December 31
                                                            2000             1999
-----------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                           $       66,770   $       54,215
  Accounts receivable, net                                    36,143           24,283
  Inventories                                                 18,262           10,901
  Marketable securities                                        3,807                -
  Prepaid expenses and deposits                                2,813            2,967
  Income tax recoverable                                       1,772            2,070
                                                      -----------------------------------
     Total current assets                                    129,567           94,436

Investment in an associated company                              177           17,308

Property, plant and equipment, at cost                        66,009           65,076
Less: accumulated depreciation and amortization              (23,598)         (20,359)
                                                      -----------------------------------
                                                              42,411           44,717

Other assets                                                   1,286            1,447
Intangible assets                                                894              839
                                                      -----------------------------------
     Total assets                                     $      174,335   $      158,747
                                                      ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses               $       38,520   $       25,504
  Notes payable                                                    -            6,949
  Dividend payable                                               799              718
  Income taxes payable                                           205                -
                                                      -----------------------------------
    Total current liabilities                                 39,524           33,171

Deferred tax liabilities                                           8                8
Minority interest                                                186                -
                                                      -----------------------------------
    Total liabilities                                         39,718           33,179

Shareholders' equity:
  Common shares                                                   89               88
  Additional paid-in capital                                  81,431           80,870
  Accumulated other comprehensive income (Note 1)                878               44
  Retained earnings                                           52,219           44,566
                                                      -----------------------------------
    Total shareholders' equity                               134,617          125,568

    Total liabilities and shareholders' equity        $      174,335   $      158,747
                                                      ===================================



                                  Page 3 of 5

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
(In Thousands of U.S. Dollars)

                                                              Three months ended              Six months ended
                                                                   June 30                         June 30
                                                             2000            1999            2000           1999
-------------------------------------------------------- -------------- --------------- --------------- --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                               $      3,614   $      4,683    $     18,188    $      7,491
Adjustments  to reconcile  net income to net cash
 provide by (used in) operating activities:
   Depreciation and amortization                                1,808          1,294           3,615           2,535
   Fair value of stock issued as compensation                       -              -             135               -
   Net loss (gain) on disposal of property,                        28           (300)           (312)           (294)
    plant and equipment
   Gain on disposal of marketable securities                        -              -         (10,783)              -
   Gain on disposal of shares in an associated company              -              -          (1,346)              -
   Equity in income of an associated company                       31           (260)             31            (260)
   Loss on disposal of a subsidiary                                 -            290               -             290
   Minority interest                                              (13)             -             (13)              -
   Deferred income taxes                                            -              1               -               1
   Decrease in other assets                                       159              -             159               -
Changes in current assets and  liabilities,  net of
 effects of  acquisition  and disposal:
   Decrease in marketable securities                                -            198               -             441
   Increase in accounts receivable                             (3,223)        (4,056)        (11,860)         (9,236)
   Increase in inventories                                     (6,623)        (1,004)         (7,361)         (3,137)
   Decrease in income tax recoverable                             339              -             298               -
   (Increase) decrease in prepaid expenses and deposits          (419)        (2,379)            154          (2,009)
   (Decrease) increase in notes payable                           (42)         5,789          (6,949)          7,288
   Increase in accounts payable and accrued expenses            6,730          8,330          13,016          13,309
   Increase in income taxes payable                               108            200             205             172
                                                         -------------- --------------- --------------- --------------
            Total adjustments                                  (1,117)         8,103         (21,011)          9,100
                                                         -------------- --------------- --------------- --------------
Net cash provided by (used in) operating activities      $      2,497   $     12,786    $     (2,823)   $     16,591
                                                         -------------- --------------- --------------- --------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Disposal of property, plant and equipment             $          -   $        320    $         376   $         320
   Purchase of property, plant and equipment                     (915)        (4,570)          (1,296)         (5,206)
   Disposal of marketable securities                                -              -           22,588               -
   Disposal of shares of an associated company                      -              -            3,875               -
   Purchase of other assets                                         -             80                -              74
   Investment in an associated company                              -           (322)            (207)           (322)
                                                         -------------- ---------------  --------------- --------------
   Net cash (used in) provided by investing activities   $       (915)  $     (4,492)    $     25,336    $     (5,134)
                                                         -------------- ---------------  --------------- --------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Short term bank loan                                  $       (121)  $          -     $          -    $          -
   Share buy-back program                                           -           (341)             (73)         (4,211)
   Redemption of shares                                             -              -                -          (1,550)
   Additional shares issued on exercise of options                190              -              295               -
   Contribution by minority interest                                -              -              200               -
   Dividend paid                                               (9,663)          (743)         (10,381)         (1,431)
                                                         -------------- ---------------  --------------- --------------
Net cash used in financing activities                    $     (9,594)  $     (1,084)    $     (9,959)   $     (7,192)
                                                         -------------- ---------------  --------------- --------------
Foreign currency translation adjustments                           (1)            (4)               1              (9)
                                                         -------------- ---------------  --------------- --------------
Net (decrease) increase in cash and cash equivalents           (8,013)         7,206           12,555           4,256
                                                         -------------- ---------------  --------------- --------------
Cash and cash equivalents at beginning of period               74,783         68,265           54,215          71,215
                                                         -------------- ---------------  --------------- --------------
Cash and cash equivalents at end of period               $     66,770   $     75,471     $     66,770    $     75,471
                                                         ============== ===============  =============== ==============



                                  Page 4 of 5

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED JUNE 30, 2000 AND 1999
(In Thousands of U.S. Dollars)

1.   Accumulated  other   comprehensive   income  represents   foreign  currency
     translation  adjustments and unrealised gain on marketable securities.  The comprehensive  income of the  Company  was  $19,022  and $7,490 for the six months ended June 30, 2000 and June 30, 1999, respectively.

2. Business segment information - The Company operates principally in only one segment of the consumer electronic products industry. A summary of the net sales, income (loss) from operations and identifiable assets by geographic areas is as follows:


                                                 Three months ended               Six months ended
                                                       June 30                         June 30
                                                2000            1999             2000           1999
------------------------------------------ --------------- ---------------  --------------- --------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
       Unaffiliated customers              $     49,557    $     41,408     $     93,114    $     67,907

   - PRC, excluding Hong Kong:
       Unaffiliated customers                       983             728            2,018           1,304
       Intersegment sales                        48,233          38,444           90,217          63,029

   - Intersegment eliminations                  (48,233)        (38,444)         (90,217)        (63,029)
                                           --------------- ---------------  --------------- --------------

         Total net sales                   $     50,540    $     42,136     $     95,132    $     69,211
                                           =============== ===============  =============== ==============

INCOME (LOSS) FROM OPERATIONS WITHIN:
   - PRC, excluding Hong Kong              $      1,588    $      2,662     $      3,605    $      4,747
   - Hong Kong                                    2,026           2,535           14,583           3,980
   - North America                                    -            (514)               -          (1,236)
                                           --------------- ---------------  --------------- --------------

         Total net income                  $      3,614    $      4,683     $     18,188    $      7,491
                                           =============== ===============  =============== ==============




                                                                As at           As at
                                                            June 30, 1999    Dec 31, 1999
------------------------------------------                 ---------------  ---------------
IDENTIFIABLE ASSETS BY GEOGRAPHIC AREA:
   - PRC, excluding Hong Kong                              $      62,289    $      55,962
   - Hong Kong                                                   112,046         102,785
                                                           ---------------  ---------------
         Total assets                                      $     174,335    $     158,747
                                                           ===============  ===============



                                  Page 5 of 5

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


          NAM TAI ELECTRONICS, INC. TO RELEASE Q2 RESULTS ON AUGUST 14

VANCOUVER, CANADA July 24, 2000 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it will release its second quarter results for the period ended June 30, 2000 before the market opens on Monday, August 14, 2000.

The Company will hold an analysts-only conference call on Monday, August 14, 2000 @ 10:30 a.m. Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than Friday, August 11, 2000 @ 6:00 p.m. Eastern Time.

Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612)-332-0523 just prior to its start time. Callers will be asked to register with the conference call operator.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                   NAM TAI  ELECTRONICS,  INC.
CONTINUES  EXPANSION  OF  CELLULAR  PHONE BATTERY PACK PRODUCTION

VANCOUVER, CANADA July 11, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced, for the second time in less than 6 months, plans to expand its production capacity for lithium ion rechargeable battery packs for cellular phones.

The Company initially planned to set up one production line, but in response to strong market demand it smoothly installed two production lines in June. In light of continued strong market demand for cellular phones, the Company and its joint venture partner Toshiba Battery have decided to add an additional five production lines within the coming two months, increasing the total number of production lines from two lines to seven lines within this year.

Based on the new forecast demands, the Company expects to increase its production capabilities again to between 12 and 20 production lines before the end of 2001.

The Battery Packs are being produced by BPC (Shenzhen) Co., Ltd. ("BPC"), a joint venture between Nam Tai Electronic & Electrical Products Limited, a wholly-owned subsidiary of the Company, and Toshiba Battery Co., Ltd. ("Toshiba Battery"). BPC's production is located within Nam Tai's existing manufacturing complex with the products being sold through Toshiba's sales channels to the world's leading cellular phone makers including famous Japanese and European brands. The Company has also received government approval to sell its products in China's growing domestic market.

NEW CORPORATE VIDEO

Nam  Tai  has  recently   completed  its  new  corporate   video.   Please  call
1-800-661-8831 or e-mail investor@namtai.com to obtain a free VHS copy. The video can also be viewed on the Company's website at www.namtai.com.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company plans to expand the number of production lines in year 2000 and 2001 are forward-looking statements the outcome of which is uncertain and dependant upon many factors including continued strong end user demand and smooth installation of production equipment. Other factors that might cause differences in this and the other forward-looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1 "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the years ended December 31, 1999.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


                     NAM TAI  ELECTRONICS,  INC.
NAM TAI  EMPLOYEE  APPOINTED AS DEPUTY OF SHENZHEN MUNICIPAL PEOPLE'S CONGRESS

VANCOUVER, CANADA June 19, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that Mr. Wang Xi Quan, Supervisor of the Total Quality Control Department and representative of the Nam Tai factory employees was appointed as Deputy of Shenzhen Municipal People's Congress. Mr. Wang joined Nam Tai in 1994 and his appointment to such an honored position reflects Nam Tai's strong relationships and influence in China.

The appointment of Mr. Wang to this position is of great assistance to Nam Tai, enhancing its relationships and representation with the senior leaders in Shenzhen and providing important information and feedback regarding business practices of other companies in the region. Furthermore, Mr. Wang can provide Nam Tai with an earlier understanding of government policies and directions as well as information regarding foreign investment activity.

PETER R. KELLOGG ELECTED AS NEW DIRECTOR AT ANNUAL SHAREHOLDERS MEETING

The Company's Annual Shareholders Meeting was held in New York on June 9, 2000. Over 99% of shareholders voting in person or by proxy voted in favour of the election of the six director nominees, and in favour of a proposal approving the selection of Deloitte Touche Tohmatsu as the independent accountants of the Company for the year ending December 31, 2000.

The Company is pleased to welcome Mr. Peter R. Kellogg as the newest member of Nam Tai's board of directors. Mr. Kellogg, age 57, is Senior Managing Director of Spear, Leeds & Kellogg ("SLK"), a registered broker-dealer of all major U.S. securities exchanges. SLK is the largest specialist firm on the floors of the New York and American Stock Exchanges. SLK is also an industry leader in NASDAQ market-making for over 85 years.

DIVIDEND ANNOUNCEMENT

The second quarter dividend of $0.09 per share will be paid on July 21, 2000 to shareholders of record at the close of business on June 30, 2000. Also, as previously announced on May 9, 2000, a special dividend of $1.00 per share, will be paid on June 21, 2000 to shareholders of record at the close of business on May 31, 2000.

NEW CORPORATE VIDEO

Nam  Tai  has  recently   completed  its  new  corporate   video.   Please  call
1-800-661-8831 to obtain a free VHS copy. The video can also be viewed or ordered on the Company's website at www.namtai.com.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


              NAM TAI  ELECTRONICS,  INC.
COMMENCES  CELLULAR  PHONE  BATTERY  PACK PRODUCTION

VANCOUVER, CANADA June 5, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced the successful completion of a pilot production run for its new line of lithium ion rechargeable battery packs for cellular phones. Mass production will be ramping up over the next month on its two new production lines.

The Battery Packs are being produced by BPC (Shenzhen) Co., Ltd. ("BPC"), a joint venture between Nam Tai Electronic & Electrical Products Limited, a wholly-owned subsidiary of the Company, and Toshiba Battery Co., Ltd. ("Toshiba Battery"). BPC's production is located within Nam Tai's existing manufacturing complex with the products being sold through Toshiba's sales channels to the world's leading cellular phone makers including famous Japanese and European brands. The Company has also received government approval to sell its products in China's growing domestic market.

DIVIDEND ANNOUNCEMENT

The second quarter dividend of $0.09 per share will be paid on July 21, 2000 to shareholders of record at the close of business on June 30, 2000. Also, as previously announced on May 9, 2000, a special dividend of $1.00 per share, will be paid on June 21, 2000 to shareholders of record at the close of business on May 31, 2000.

NEW CORPORATE VIDEO

Nam  Tai  has  recently   completed  its  new  corporate   video.   Please  call
1-800-661-8831 to obtain a free VHS copy. The video can also be viewed on the Company's website at www.namtai.com.

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting of Nam Tai Electronics, Inc. is scheduled for 11:30 a.m. June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


             NAM TAI ELECTRONICS,  INC.
APPOINTS CHIEF OPERATING OFFICER OF NORTH AMERICA

VANCOUVER, CANADA June 2, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced it has further strengthened its multinational management team with the appointment of Joe Fox as Chief Operating Officer of North America. Mr. Fox was formerly a Vice President of Texas Instruments Inc. where he was a member of the Strategic Leadership team of the Educational and Productivity Solutions business. In addition he was responsible for the successful transition from internal manufacturing to 100% outsourcing. He brings experience and understanding of the transition process a OEM customer goes through to select a strategic outsourcing partner. Mr. Fox was also responsible for new product designs, manufacturing process development, quality and reliability management, worldwide procurement, logistics, warehousing, and support to geographic market expansion efforts.

As Chief Operating Officer of North America, Mr. Fox will support Nam Tai's operations within North America including business development, establishing operating and R&D facilities, and representing the company for investor relations. In addition he will be working closely with the entire management team to identify and implement business process best practices.

NEW CORPORATE VIDEO

Nam  Tai  has  recently   completed  its  new  corporate   video.   Please  call
1-800-661-8831 to obtain a free VHS copy. The video can also be viewed on the Company's website at www.namtai.com.

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting of Nam Tai Electronics, Inc. is scheduled for 11:30 a.m. June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN


          NAM TAI ELECTRONICS,  INC.
PETER R. KELLOGG ACCEPTS DIRECTOR NOMINATION

VANCOUVER, CANADA May 11, 2000 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that Mr. Peter R. Kellogg accepted an invitation from the board of directors of Nam Tai to allow his name to stand as a nominee for a directorship position at the annual shareholder meeting on June 9, 2000.

Mr. Kellogg, age 57, is Senior Managing Director of Spear, Leeds & Kellogg ("SLK"), a registered broker-dealer of all major U.S. securities exchanges. SLK is the largest specialist firm on the floors of the New York and American Stock Exchanges. SLK is also an industry leader in NASDAQ market-making for over 85 years.

Mr. Kellogg is the first individual investor since the Company's 1988 initial public offering to acquire an investment position in the Company of over 10%. Mr. Kellogg holds directly 152,600 common shares and 1,000,000 common shares indirectly through I.A.T. Reinsurance Syndicate Ltd., a Corporation of which Mr. Kellogg is the sole shareholder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

The board of directors of the Company and the senior management team are excited that Mr. Kellogg has accepted their directorship nomination invitation. All directors and senior managers, including the founding and largest shareholder Mr. Koo, have indicated that they will be voting their shares to elect Mr. Kellogg. The Company believes that Mr. Kellogg can make a great contribution and is encouraging all shareholders to support his nomination.

Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 9, 2000 at the Peninsula Hotel, 700 5th Avenue at 55th Street, New York, New York.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PC's, personal digital assistants, linguistic products, calculators, smart card readers and various components including LCD modules for cellular phones and lithium ion rechargeable battery packs which are used in cellular phones, laptop computers, electronic toys and household appliances. It has also developed the ability to integrate MP3 functionality into hand-held electronic products. The Company utilises advanced production technologies such as chip on board ("COB"), chip on glass ("COG"), surface mount technology ("SMT"), tape automated bonding ("TAB") and outer lead bonding ("OLB") technologies and anisotropic conductive film ("ACF") heat seal technology.

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                                            For and on behalf of
                                            Nam Tai Electronics, Inc.


                                            /s/ TADAO MURAKAMI
                                            -----------------------
                                            TADAO MURAKAMI
                                            CHAIRMAN




Date:  September 4, 2000